July 8, 2010

Via EDGAR and FedEx

Tim Buchmiller, Esq.

Senior Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Sequenom, Inc.

Form 10-K for Year Ended December 31, 2009

Filed March 16, 2010

File No. 0-29101

Dear Mr. Buchmiller:

On behalf of Sequenom, Inc. (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated July 6, 2010 (the “Supplemental Letter”). The Supplemental Letter was received in response to the Company’s response letter dated June 15, 2010 (the “Original Response Letter”) responding to the first letter from the Commission sent to the Company on May 27, 2010. The numbering of the paragraphs below corresponds to the numbering of the comments in the Supplemental Letter, which for the Staff’s convenience, we have incorporated into this response letter.

Item 1. Business, page 1

Molecular Diagnostics and SEQureDx™ Technology, page 2

1.

We have reviewed your response to prior comment 2 and your related disclosure, however, it does not appear that you have fully informed your investors of the exact facts and circumstances that resulted in your no longer relying on your previously announced test data and how the protocols and controls that you adopted after your special committee completed its investigation would prevent future similar mishaps in your research and development efforts. We also note that you have not disclosed any of the findings of the special committee investigation despite the materiality of this issue to your company. We further note that according to an SEC press release on June 2, 2010, Elizabeth Dragon, your former Senior Vice President of Research and Development, was charged by the SEC with making false statements to investors about your prenatal Down syndrome test and consented to a judgment permanently enjoining her from future violations of various sections of and rules under the Exchange Act. Given these events, please provide us with full and accurate visibility into your previous research and development missteps and how your current protocols and controls are designed to

Tim Buchmiller, Esq.

July 8, 2010

Page Two

prevent future missteps and tell us how you will provide such information to your investors.

Response:

The Company acknowledges the Staff’s comment. In response to the comment, the Company proposes to update its public disclosures regarding matters relating to the special committee’s investigation by filing a Current Report on Form 8-K under Item 8.01. The proposed form of the Current Report, including exhibits, is attached to this letter as an appendix.

2.	We have reviewed your response to prior comment 3. In addition to the disclosure you indicated you would provide in your future filings, please also discuss in your future filings the extent to which the DNA-based approach you currently have under development is proprietary to your company and clarify whether you would be able to utilize your MassARRAY platform for these tests or whether you would have to utilize a massively parallel sequencing system provided by a third party.

Response:

The Company acknowledges the Staff’s comment and will include the requested disclosure in its future filings with the Commission. The Company will clarify in the proposed Current Report that it will file as described in response to comment 1 above that it has decided to proceed with a DNA-based method for its Trisomy 21 test using massively parallel sequencing instead of the MassARRAY platform.

* * * *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2

Tim Buchmiller, Esq.

July 8, 2010

Page Three

Please contact me at (858) 202-9016 or Brad Peck of Cooley LLP at (858) 550-6012 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Paul V. Maier

Paul V. Maier

Chief Financial Officer

cc:	Harry F. Hixson, Jr., Chief Executive Officer

Clarke W. Neumann, Esq., Vice President and General Counsel

D. Bradley Peck, Esq., Cooley LLP

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APPENDIX

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July     , 2010

SEQUENOM, INC.

(Exact Name of Registrant as Specified in Charter)

DELAWARE	000-29101	77-0365889
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3595 JOHN HOPKINS COURT

SAN DIEGO, CALIFORNIA 92121

(Address of Principal Executive Offices)

(858) 202-9000

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

We are filing the following information with the Securities and Exchange Commission (the “SEC”) for the purpose of updating our public disclosure.

On April 29, 2009, we announced that the expected launch of our noninvasive prenatal test for Trisomy 21 (Down syndrome) had been delayed due to the discovery of employee mishandling of test data and results and that we were no longer relying on our previously announced test data and results for that test. We also announced that our board of directors had formed a special committee of independent directors to oversee an independent investigation of the employees’ activity related to the test data and results. On September 28, 2009, we announced the results of this investigation, including findings that:

•	the test data and results in our Trisomy 21 program included inadequately substantiated claims, inconsistencies and errors;

•	we failed to put in place adequate protocols and controls for the conduct of studies in the Trisomy 21 program at our company;

•	certain employees failed to provide adequate supervision; and

•	we failed to have adequate disclosure controls and procedures in place.

We terminated the employment of our Chief Executive Officer, Harry Stylli, our Senior Vice President, Research and Development, Elizabeth Dragon, and other employees. At that time, we again advised investors that our previously announced test data and results from our Trisomy 21 program should no longer be relied upon.

On June 2, 2010, the SEC filed a complaint against Dr. Dragon. The complaint alleges that Dr. Dragon made or allowed for the dissemination of materially false and misleading statements regarding our Trisomy 21 test under development, thereby inflating the price of our stock. The SEC sought a permanent injunction against any future violations of the federal securities laws by Dr. Dragon, civil penalties, and imposition of an officer and director bar against her. On the same day, Dr. Dragon filed a consent to judgment of permanent injunction and other relief. In the consent to judgment, Dr. Dragon, without admitting or denying the allegations in the SEC’s complaint, agreed to the permanent injunction against future violations of federal securities laws, the director and officer bar, and civil penalties to be determined by the court. Copies of the complaint and consent are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated by reference herein.

On June 2, 2010, the U.S. Attorney for the Southern District of California filed a criminal information against Dr. Dragon. The criminal information charges Dr. Dragon with one count of conspiracy to commit securities fraud by conspiring to disseminate materially false and misleading statements regarding our Trisomy 21 test under development. On the same day, Dr. Dragon pled guilty to the criminal information, and the magistrate judge assigned to this matter recommended that the district court judge accept Dr. Dragon’s guilty plea. Copies of the criminal information, the guilty plea and the findings and recommendation of the magistrate judge are attached hereto as Exhibits 99.3, 99.4 and 99.5, respectively, and incorporated by reference herein.

We reiterate that the test data and results from our Trisomy 21 program announced before April 29, 2009 should not be relied on for any purpose as a result of the previously announced inadequately substantiated claims, inconsistencies and errors and inadequate protocols and controls, which included:

•

the mischaracterization of tests as having been conducted in a blinded manner (i.e., that the tests had been performed by scientists who did not know the true outcomes for the samples tested before the test results had been determined);

•	the improper unblinding of true outcomes for samples being tested;

•	the use of the unblinded true outcomes to alter and improve reported test results;

•

the unsubstantiated reporting of test results for low-risk samples (i.e., samples from expectant mothers who were less likely to be carrying a fetus with Trisomy 21) without knowing the true outcomes for such samples;

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•	the failure to perform testing on those low-risk samples;

•	the inadequate storage of serum samples resulting in breakdown of nucleic acids; and

•	other improper practices as described in Exhibit 99.1.

As a result of the special committee’s investigation and findings, our board of directors implemented a number of remedial measures, including:

•

the introduction of a number of standard operating procedures regarding study design planning and review, including clear identification of whether a study is blinded or unblinded, raw data storage at multiple locations, independent third-party review of blinded clinical data, and a redundancy review of clinical study design by our oversight committee and of blinded clinical data by the science committee of our board of directors, our clinical group and our biostatistician;

•

the creation of the science committee to oversee our research and development strategy and activities, including our evaluation of cross-functional training for personnel in all areas associated with research and development, covering: (i) the proper conduct of test studies, (ii) the proper and timely disclosure of any problems with test studies, and (iii) the proper handling of data and results of test studies;

•	the hiring of a full-time biostatistician and engagement of an external consultant on an “as needed” basis as a clinical biostatistician;

•	the formalization of the role of our oversight committee and the appointment of project leaders to oversee and manage each of our products in development;

•

the amendment of our new hire orientation program, employee handbook and code of business conduct and ethics and enhancement of our training programs concerning ethics, scientific processes, public disclosures and professional e-mail conduct;

•

the revision of our policy concerning the storage of clinical samples, including requiring that samples be stored in third-party storage facilities, bar-coding samples for electronic tracking and auditing, creating formal procedures for obtaining a sample, and limiting access to our sample storage freezer;

•

the requirement that the known outcomes of all samples to be used in any blinded experiment must be conveyed to the third party storage provider and are only revealed to us after the results of the blinded experiment have been finalized;

•	the amendment and restatement of our disclosure committee’s charter;

•	the adoption of a comprehensive new policy on corporate disclosure controls and procedures, a set of disclosure controls and procedures and a corporate disclosure policy;

•	the reduction in the number of direct reports to our Chief Executive Officer; and

•	the engagement of Q5 Group, Inc. as an external consultant to assist and advise the audit committee in developing an enterprise risk management process.

These remedial measures are designed to prevent the use of inadequate protocols and controls in our clinical studies and the recurrence of the other errors discovered in the special committee’s investigation by:

•	establishing a procedural framework for the conduct of future clinical studies;

•	inserting internal controls consistent with that framework;

•	augmenting our company’s expertise in conducting clinical studies;

•	reinforcing management oversight of the conduct of clinical studies;

•	educating employees on the proper conduct of clinical studies and their responsibilities in such activities;

•	establishing control over the samples used in our clinical studies;

•	establishing additional levels of responsibility for the development of new products;

•	enhancing our organizational structure to distribute management responsibility appropriately;

•	reinforcing our disclosure controls and procedures to prevent the dissemination of inadequately vetted information by our company; and

•	improving our risk assessment and management in general.

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On May 6, 2010, we announced that we remained committed to the development, validation and launch of a noninvasive Trisomy 21 test and that following extensive scientific experimentation, we have decided to proceed with a purely DNA-based method for the detection of the Trisomy 21 aneuploidy using massively parallel sequencing instead of our proprietary MassARRAY platform.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Complaint filed in Securities and Exchange Commission v. Elizabeth A. Dragon, Case No. 10-CV-01186-BTM-POR, U.S. District Court for the Southern District of California.

99.2	Consent to Judgment of Permanent Injunction and Other Relief filed in Securities and Exchange Commission v. Elizabeth A. Dragon, Case No. 10-CV-01186-BTM-POR, U.S. District Court for the Southern District of California.

99.3	Information filed in United States of America v. Elizabeth A. Dragon, Case No. 10-CR-02107-WQH, U.S. District Court for the Southern District of California.

99.4	Consent to Rule 11 Plea in a Felony Case Before United States Magistrate Judge filed in United States of America v. Elizabeth A. Dragon, Case No. 10-CR-02107-WQH, U.S. District Court for the Southern District of California.

99.5	Findings and Recommendation of the Magistrate Judge upon a Plea of Guilty filed in United States of America v. Elizabeth A. Dragon, Case No. 10-CR-02107-WQH, U.S. District Court for the Southern District of California.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this report, including statements regarding our continuing development of a noninvasive Trisomy 21 test and the impact of the remedial measures implemented by our board of directors, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risks and uncertainties associated with our ability to develop and commercialize new technologies and products, particularly new technologies such as noninvasive prenatal diagnostics and laboratory developed tests, reliance upon the collaborative efforts of other parties, our ability to manage our existing cash resources or raise additional cash resources, competition, intellectual property protection and intellectual property rights of others, government regulation particularly with respect to diagnostic products and laboratory developed tests, obtaining or maintaining regulatory approvals, the ongoing litigation and investigations, and other risks detailed in our Annual Report on Form 10-K for the year ended December 31, 2009 and other documents subsequently filed with or furnished to the Securities and Exchange Commission. These forward-looking statements are based on current information that may change and you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. All forward-looking statements are qualified in their entirety by this cautionary statement, and we undertake no obligation to revise or update any forward-looking statement to reflect events or circumstances after the issuance of this report.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEQUENOM, INC.

Date: July , 2010	By:
Paul V. Maier
Chief Financial Officer

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EXHIBIT 99.1

JOHN M. MCCOY III, Cal Bar. No. 166244

E-mail: mccoyj@sec.gov

SARA D. KALIN, Cal. Bar No. 212156

E-mail: kalins@sec.gov

Attorneys for Plaintiff

Securities and Exchange Commission

Rosalind R. Tyson, Regional Director

Michele Wein Layne, Associate Regional Director

5670 Wilshire Boulevard, 11th Floor

Los Angeles, California 90036

Telephone: (323) 965-3998

Facsimile: (323) 965-3908

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF CALIFORNIA

SECURITIES AND EXCHANGE COMMISSION, Plaintiff, vs. ELIZABETH A. DRAGON, Defendant.	Case No. 10-CV-01186-BTM-POR COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Plaintiff Securities and Exchange Commission (“Commission”) alleges as follows:

SUMMARY

1. On at least three separate occasions between June 2008 and January 2009, Elizabeth A. Dragon (“Dragon”), the former senior vice president of research and development for Sequenom, Inc. (“Sequenom”), lied to the public about the accuracy of Sequenom’s prenatal screening test for Down syndrome (the “Down Syndrome Test,” or “Test”). Dragon gave presentations to analysts and investors falsely stating that the Test could predict with almost 100% accuracy whether a fetus had Down syndrome. However, she knew at all relevant times that the Test was far less than 100% accurate, making it much less marketable.

2. Dragon’s materially misleading statements to analysts and investors, as well as Sequenom’s press releases including similar information, caused the company’s stock price to more than triple over the course of several months. On April 29, 2009, Sequenom announced that it would be delaying the Test launch due to the “mishandling” of Test data, and that it was no longer relying on previously announced Test results. The company’s stock price dropped 76% the next day, from $14.91 to $3.62.

3. By engaging in the conduct described in this complaint, Dragon, directly and indirectly, engaged in acts, practices, and courses of business in violation of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. § 78j(b), and Rule l0b-5 thereunder, 17 C.F.R. § 240.l0b-5.

4. The Commission requests an order permanently restraining and enjoining Dragon against future violations of the federal securities laws, imposing civil penalties, and imposing an officer and director bar against her.

JURISDICTION AND VENUE

5. This Court has jurisdiction over this action pursuant to Sections 21(d)(1), 21(e), 21A(a)(1), and 27 of the Exchange Act, 15 U.S.C. §§ 78u(d)(1), 78u(e), 78u-1(a)(1) & 78aa. Dragon has, directly or indirectly, made use of the means or instrumentalities of interstate commerce, of the mails, or of the facilities of a national securities exchange in connection with the acts, practices, and courses of business alleged in this complaint.

6. Venue is proper in this district pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, because certain of the acts, practices, and courses of business constituting violations of the federal securities laws occurred within this district.

THE DEFENDANT

7. Elizabeth A. Dragon, PhD, age 61, resides in Gilbert, Arizona. Dragon has a doctoral degree in cell biology/virology, and was Sequenom’s senior vice president of research and development between May 2006 and September 2009, when her employment was terminated. Dragon oversaw the development of the Down Syndrome Test and presented data regarding the Test at three major analyst events. While working for Sequenom, Dragon lived in San Diego, California.

RELATED ENTITY

8. Sequenom is a Delaware corporation whose offices are located in San Diego, California. Sequenom is a diagnostic testing and genetics analysis company. Sequenom’s common stock is registered with the Commission pursuant to Section 12(b) of the Exchange Act, and its shares trade on The Nasdaq Global Market under the symbol “SQNM.”

FACTS

The Down Syndrome Test

9. Down syndrome, also known as trisomy 21 (“T21”), is a chromosomal disorder caused by the presence of an extra copy of genetic material on the 21st chromosome. There are several types of prenatal Down syndrome testing commercially available today, including both non-invasive procedures, such as ultrasounds and blood draws, and invasive procedures, such as amniocentesis. Sequenom’s Down Syndrome Test, which it continues to develop, is a non-invasive prenatal test that uses a maternal blood sample to screen for T21.

10. The Down Syndrome Test ran maternal plasma through Sequenom’s proprietary system, which produced spectral data in the form of graphs illustrating the characteristics of certain genes on a fetus’ 21st chromosome. The theory was that the graph would show two equal peaks for normal samples, indicating that the fetus had received one chromosome from the mother and one from the father, for a 1:1 ratio, and that the graph would show one shorter peak and one much larger peak for a T21 sample, indicating that the fetus had a total of three copies of chromosome 21 instead of the normal two copies, for a 1:2 ratio. The graphs did not always show clear 1:1 or 1:2 results. Instead, the ratios varied in both normal and T21 samples, and the scientists reading the results established “cut-off” ranges to guide them in determining whether to call a sample normal or T21. If the results of a particular sample fell within the upper and lower limits of the range, it was called normal, and if it fell outside the range, it was called T21.

Dragon’s Material Misstatements and Omissions

A. The June 2008 Data

11. In early 2008, Sequenom was selected to present data regarding the Down Syndrome Test at the June 2008 International Society of Prenatal Diagnostics (“ISPD”)

conference in Vancouver, Canada. The scientists conducting the tests under Dragon’s supervision ran approximately 51 “high-risk”1 samples prior to the ISPD conference. With the exception of six samples, the tests were run on an “unblinded” basis, meaning that the scientists knew the outcomes of the samples at the time they ran the tests and used this information to set a cut-off range that would result in accurate calls.

12. In addition to the unblinded tests, the scientists ran six samples on a blinded basis, meaning that they did not know the true outcomes of these samples until after they had made final calls for each sample. Of the six samples, three were normal and three were T21. The scientists initially had trouble with one of the T21 samples because it had only a small amount of relevant genetic material to analyze and was therefore difficult to call one way or the other without knowing the true outcome. They finally called it as a “normal.” Once they learned the true outcomes of the samples, they re-designated the sample as a T21.

13. Dragon knew that all but six of the 51 samples had been tested on an unblinded basis, and also knew that, of the six blinded samples, her scientists incorrectly called one of the three T21 samples. In fact, in an e-mail to her lead scientist, Dragon asked how close the call was when she learned that the third T21 sample had not been called correctly on a blinded basis.

14. On June 3, 2008, Dragon presented data regarding the Down Syndrome Test at an analyst-and-investor briefing during the ISPD conference, which was simultaneously made available to the public via a webcast. The slides in Dragon’s presentation were reviewed and edited by multiple individuals at Sequenom, but Dragon presented them to the public and represented them as her own.

15. The slides in Dragon’s presentation indicated that the Test performed with 100% accuracy and also included the following materially misleading information:

•	“Serum, NT and amnio test results blinded to Sequenom.” In reality, the scientists knew the true outcomes of the samples before they were tested, with the exception of the six samples.

[1]

“High-risk” samples came from mothers who were more likely to be carrying a fetus with Down syndrome, and “low-risk” samples came from mothers who were less likely to be carrying a fetus with Down syndrome.

•

Regarding the six samples, Dragon’s slides stated that all T21 samples were correctly called. However, Dragon knew that her scientists had called one of the T21 samples “normal” and changed the call only after learning the true outcome of the sample via an e-mail on which she was copied.

•

Dragon’s slides further reported that 130 “low-risk” samples had been tested and correctly identified. In fact, only 51 “high risk” samples had been tested, and no low-risk samples were run for the June 2008 data set.

16. Additionally, following her presentation, Dragon was asked a question regarding whether there was ambiguity in calling the samples. In response, she stated that T21 samples were very clear, and that “[t]he overall call is strongly positive… you know it’s definitely a Downs and you can read it as a Downs without any problem…” (Emphasis added). However, when she made this statement, she knew that one of the T21 samples had been mistakenly called as a normal.

17. Following the ISPD conference, Sequenom’s stock price more than doubled over the next few weeks, enabling the company to commence a follow-on stock offering priced at $15.50 per share on June 25, 2008, when the stock had been trading at only $7.66 prior to Dragon’s June 3, 2008 presentation at the ISPD conference.

B. The September 2008 Data

18. Sequenom planned to announce additional data regarding the Down Syndrome Test in September 2008. One of the company’s goals for the September data set was to demonstrate that the Down Syndrome Test could identify T21 samples that had been collected in the first trimester of pregnancy, as a test that worked in the first trimester would be more marketable. However, the company was able to obtain only one first trimester T21 sample, which made it especially important to correctly call that particular sample (“Sample 9012”).

19. During the September 2008 testing process, the scientists initially ran all samples on a blinded basis, and made each call without the benefit of the known outcomes. The test’s accuracy rate on a blinded basis was between 70-80%, which was less accurate than tests currently available on the market. Once the scientists made their initial calls, they turned them in to Dragon, who had a key that listed the true outcomes for all samples. Dragon checked the results of the scientists’ initial calls, and then sent them a list of incorrect calls so that they could adjust the cut-offs as necessary to produce more accurate results.

20. One of the scientists’ incorrect calls was the critical Sample 9012, the first trimester T21 sample, which they initially called normal. Even after knowing the true outcome, the scientists were still not able to call the sample a T21 without affecting the results of other samples, so they reported to Dragon that they could not make the T21 call. Because it was crucial for the company to correctly call Sample 9012, Dragon continued to push back. The final result was that the test showed Sample 9012 as a T21, and, based on conversations with Dragon, the scientists disqualified a sample that would have been incorrectly called after the cut-off adjustment that enabled Sample 9012 to be called a T21. Disqualifying the other sample allowed the company to announce that the first trimester T21 had been correctly identified without also reporting the incorrect call with respect to the disqualified sample.

21. On September 23, 2008, Sequenom held an analyst day and investor briefing in New York City to announce the second set of data related to the Down Syndrome Test. The event was available to the public via a live webcast. Dragon announced the results of the new data, and the slides in her presentation again indicated that the test had performed with 100% accuracy. In addition, her slides included the following materially misleading information:

•

Sequenom’s study design was “identical to real-world practice,” “amnio or CVS test results blinded to Sequenom scientists,” and “cutoffs set prior to interpretation.” In fact, the true test results were only initially blinded to the scientists, the cut-offs were adjusted after interpretation to produce more accurate results, and the study design was not identical to real world practice because the scientists were able to change their testing results based on the known outcomes of the samples.

•

The September 2008 data set included 86 “high prevalence” samples, of which, the test returned no false positives and no false negatives. In fact, on a blinded basis there were multiple false positives and false negatives.

•	“1st Trimester [T21 Sample]: Correctly Identified.” In fact, the first trimester T21 sample was not correctly identified.

•	“Unambiguous T21 Assay Data Interpretation.” In fact, the test was often very difficult to interpret, which is why Dragon provided the known outcomes to the scientists.

22. In addition to the statements in her power point presentation, Dragon made the following verbal misrepresentations during the investor briefing:

///

•

“We have been looking at both low risk and high prevalence patients, and these have been tied to — high prevalence patients have been tied to amnio or CVS results, and they were blinded to my Sequenom scientists. We set the allele ratio cut-off prior to interpretation, and then had to wait and unblind them with me after the fact.” In reality, the cut-off was adjusted after the results had been unblinded to the scientists.

•

“This is the first trimester T21 that we were able to identify. Notice again the SNP ratios are outside. So in all three cases, we’re able to identify the T21 sample, and the ratios are outside, the normals were inside. So they are behaving exactly as you would like to see them behave.” In fact, the first trimester T21 sample was originally called as a normal, the cut-off had to be adjusted, and another sample had to be disqualified in order for the first trimester T21 to be called correctly without causing other false positives or negatives.

23. Following the September 23, 2008 analyst day and investor briefing, Sequenom’s stock price rose from $20.56 on September 23 to a closing price of $27.76 the next day, a 35% increase.

C. The January 2009 Data

24. On January 28, 2009, Dragon presented the results of a third set of data regarding the Down Syndrome Test at Sequenom’s “Analyst Day” held in San Diego. The January 2009 data was produced in the same manner as the September 2008 data. The scientists initially ran the samples on a blinded basis, and then adjusted the cut-off ranges to make the results more accurate after Dragon sent them the known outcomes. The Test’s accuracy did not significantly improve between September and January and on a blinded basis was, again, approximately 70-80% accurate.

25. During Dragon’s January 28, 2009 presentation, which was available to the public via webcast, Dragon announced the results of the third set of data, and falsely claimed that the Test had correctly identified all but one false positive sample for an over 99% rate of accuracy. Dragon also made the following materially misleading statement:

•

“Most importantly, what we did, the clinical group had the results blinded to the R&D group that was actually doing this. So the Sequenom R&D scientists did not know the results before they were [tested], so it was blinded. That was very important for us.” In fact, the Sequenom scientists ran tests on an unblinded basis and altered the results of the test based on the known outcomes Dragon provided them.

Sequenom Discloses That Test Data is False

26. In April 2009, as the company was preparing for the June 2009 Down Syndrome Test launch, certain Sequenom employees discovered that, on a blinded basis, the Test did not actually perform as well as had been publicly reported. On April 29, 2009, the company announced that the Test would not be launched in June 2009 due to the “mishandling” of Test data, and that it was no longer relying on previously announced Test results. Sequenom’s stock price fell 76% from $14.61 to $3.62 the day after the announcement. Following a formal investigation, Dragon and several other employees were terminated in September 2009.

CLAIM FOR RELIEF

FRAUD IN CONNECTION WITH THE

PURCHASE OR SALE OF SECURITIES

Violations of Section 10(b) of the Exchange Act

and Rule 10b-5 Thereunder

27. The Commission realleges and incorporates by reference paragraphs 1 through 26 above.

28. Defendant Dragon, by engaging in the conduct described above, directly or indirectly, in connection with the purchase or sale of a security, by the use of means or instrumentalities of interstate commerce, of the mails, or of the facilities of a national securities exchange, with scienter:

a.	employed devices, schemes, or artifices to defraud;

b.	made untrue statements of a material fact or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or

c.	engaged in acts, practices or courses of business which operated or would operate as a fraud or deceit upon other persons.

29. By engaging in the conduct described above, defendant Dragon violated, and unless restrained and enjoined will continue to violate, Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 thereunder, 17 C.F.R. § 240.10b-5.

///

///

PRAYER FOR RELIEF

WHEREFORE, the Commission respectfully requests that the Court:

I.

Issue a judgment, in a form consistent with Fed. R. Civ. P. 65(d), permanently enjoining Dragon and her officers, agents, servants, employees, and attorneys, and those persons in active concert or participation with any of them, who receive actual notice of the judgment by personal service or otherwise, and each of them, from violating Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 thereunder, 17 C.F.R. § 240.10b-5.

II.

Order an officer and director bar against Dragon pursuant to Section 21(d)(2) of the Exchange Act, 15 U.S.C. § 78u(d)(2).

III.

Order Dragon to pay a civil penalty under Section 21(d)(3) of the Exchange Act, 15 U.S.C. § 78u(d)(3).

IV.

Retain jurisdiction of this action in accordance with the principles of equity and the Federal Rules of Civil Procedure in order to implement and carry out the terms of all orders and decrees that may be entered, or to entertain any suitable application or motion for additional relief within the jurisdiction of this Court.

V.

Grant such other and further relief as this Court may determine to be just and necessary.

DATED: June 2, 2010	/s/ John M. McCoy III
John M. McCoy III
Sara D. Kalin
Attorneys for Plaintiff
Securities and Exchange Commission

EXHIBIT 99.2

JOHN M. MCCOY III, Cal Bar. No. 166244

E-mail: mccoyj@sec.gov

SARA D. KALIN, Cal. Bar No. 212156

E-mail: kalins@sec.gov

Attorneys for Plaintiff

Securities and Exchange Commission

Rosalind R. Tyson, Regional Director

Michele Wein Layne, Associate Regional Director

5670 Wilshire Boulevard, 11th Floor

Los Angeles, California 90036

Telephone:	(323) 965-3998
Facsimile:	(323) 965-3908

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF CALIFORNIA

SECURITIES AND EXCHANGE COMMISSION,	Case No. 10 - CV - 01186 - BTM - POR

Plaintiff,	CONSENT OF DEFENDANT ELIZABETH A. DRAGON TO JUDGMENT OF PERMANENT INJUNCTION AND OTHER RELIEF
vs.
ELIZABETH A. DRAGON,
Defendant.

1. Defendant Elizabeth A. Dragon (“Dragon”) waives service of a summons and the complaint in this action, enters a general appearance, and admits the Court’s jurisdiction over Dragon and over the subject matter of this action.

2. Without admitting or denying the allegations of the complaint (except as to personal and subject matter jurisdiction, which Dragon admits), Dragon hereby consents to the entry of the Judgment in the form attached hereto (the “Judgment”) and incorporated by reference herein, which, among other things:

(a)	permanently restrains and enjoins Dragon from violation of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) [15 U.S.C. § 78j(b)] and Rule 10b-5 promulgated thereunder [17 C.F.R. § 240.10b-5]; and

(b)	prohibits Dragon from acting as an officer or director of any issuer that has a class of securities registered pursuant to Section 12 of the Exchange Act [15 U.S.C. § 781] or that is required to file reports pursuant to Section 15(d) of the Exchange Act [15 U.S.C. § 78o(d)].

3. Dragon agrees that she shall not seek or accept, directly or indirectly, reimbursement or indemnification from any source, including but not limited to payment made pursuant to any insurance policy, with regard to any civil penalty amounts that Dragon pays pursuant to the Judgment, regardless of whether such penalty amounts or any part thereof are added to a distribution fund or otherwise used for the benefit of investors. Dragon further agrees that she shall not claim, assert, or apply for a tax deduction or tax credit with regard to any federal, state, or local tax for any penalty amounts that Dragon pays pursuant to the Judgment, regardless of whether such penalty amounts or any part thereof are added to a distribution fund or otherwise used for the benefit of investors.

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4. Dragon agrees that the Court shall order a civil penalty pursuant to Section 21(d)(3) of the Exchange Act [15 U.S.C. § 78u(d)(3)]. Dragon further agrees that the amount of the civil penalty shall be determined by the Court upon motion of the Commission. Dragon further agrees that in connection with the Commission’s motion for civil penalties, and at any hearing held on such a motion: (a) Dragon will be precluded from arguing that she did not violate the federal securities laws as alleged in the Complaint; (b) Dragon may not challenge the validity of this Consent or the Judgment; (c) solely for the purposes of such motion, the allegations of the Complaint shall be accepted as and deemed true by the Court; and (d) the Court may determine the issues raised in the motion on the basis of affidavits, declarations, excerpts of sworn deposition or investigative testimony, and documentary evidence, without regard to the standards for summary judgment contained in Rule 56(c) of the Federal Rules of Civil Procedure. In connection with the Commission’s motion for civil penalties, the parties may take discovery, including discovery from appropriate non-parties.

5. Dragon waives the entry of findings of fact and conclusions of law pursuant to Rule 52 of the Federal Rules of Civil Procedure.

6. Dragon waives the right, if any, to a jury trial and to appeal from the entry of the Judgment.

7. Dragon enters into this Consent voluntarily and represents that no threats, offers, promises, or inducements of any kind have been made by the Commission or any member, officer, employee, agent, or representative of the Commission to induce Dragon to enter into this Consent.

8. Dragon agrees that this Consent shall be incorporated into the Judgment with the same force and effect as if fully set forth therein.

9. Dragon will not oppose the enforcement of the Judgment on the ground, if any

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exists, that it fails to comply with Rule 65(d) of the Federal Rules of Civil Procedure, and hereby waives any objection based thereon.

10. Dragon waives service of the Judgment and agrees that entry of the Judgment by the Court and filing with the Clerk of the Court will constitute notice to Dragon of its terms and conditions. Dragon further agrees to provide counsel for the Commission, within thirty days after the Judgment is filed with the Clerk of the Court, with an affidavit or declaration stating that Dragon has received and read a copy of the Judgment.

11. Consistent with 17 C.F.R. 202.5(f), this Consent resolves only the claims asserted against Dragon in this civil proceeding. Dragon acknowledges that no promise or representation has been made by the Commission or any member, officer, employee, agent, or representative of the Commission with regard to any criminal liability that may have arisen or may arise from the facts underlying this action or immunity from any such criminal liability. Dragon waives any claim of Double Jeopardy based upon the settlement of this proceeding, including the imposition of any remedy or civil penalty herein. Dragon further acknowledges that the Court’s entry of a permanent injunction may have collateral consequences under federal or state law and the rules and regulations of self-regulatory organizations, licensing boards, and other regulatory organizations. Such collateral consequences include, but are not limited to, a statutory disqualification with respect to membership or participation in, or association with a member of, a self-regulatory organization. This statutory disqualification has consequences that are separate from any sanction imposed in an administrative proceeding. In addition, in any disciplinary proceeding before the Commission based on the entry of the injunction in this action, Dragon understands that she shall not be permitted to contest the factual allegations of the complaint in this action.

12. Dragon understands and agrees to comply with the Commission’s policy “not to

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permit a defendant or respondent to consent to a judgment or order that imposes a sanction while denying the allegations in the complaint or order for proceedings.” 17 C.F.R. § 202.5. In compliance with this policy, Dragon agrees: (i) not to take any action or to make or permit to be made any public statement denying, directly or indirectly, any allegation in the complaint or creating the impression that the complaint is without factual basis; and (ii) that upon the filing of this Consent, Dragon hereby withdraws any papers filed in this action to the extent that they deny any allegation in the complaint. If Dragon breaches this agreement, the Commission may petition the Court to vacate the Judgment and restore this action to its active docket. Nothing in this paragraph affects Dragon’s: (i) testimonial obligations; or (ii) right to take legal or factual positions in litigation or other legal proceedings in which the Commission is not a party.

13. Dragon hereby waives any rights under the Equal Access to Justice Act, the Small Business Regulatory Enforcement Fairness Act of 1996, or any other provision of law to seek from the United States, or any agency, or any official of the United States acting in his or her official capacity, directly or indirectly, reimbursement of attorney’s fees or other fees, expenses, or costs expended by Dragon to defend against this action. For these purposes, Dragon agrees that Dragon is not the prevailing party in this action since the parties have reached a good faith settlement.

14. In connection with this action and any related judicial or administrative proceeding or investigation commenced by the Commission or to which the Commission is a party, Dragon (i) agrees to appear and be interviewed by Commission staff at such times and places as the staff requests upon reasonable notice; (ii) will accept service by mail or facsimile transmission of notices or subpoenas issued by the Commission for documents or testimony at depositions, hearings, or trials, or in connection with any related investigation by Commission staff; (iii) appoints Dragon’s undersigned attorney as agent to receive service of such notices and

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subpoenas; (iv) with respect to such notices and subpoenas, waives the territorial limits on service contained in Rule 45 of the Federal Rules of Civil Procedure and any applicable local rules, provided that the party requesting the testimony reimburses Dragon’s travel, lodging, and subsistence expenses at the then-prevailing U.S. Government per diem rates; and (v) consents to personal jurisdiction over Dragon in any United States District Court for purposes of enforcing any such subpoena.

15. Dragon agrees that the Commission may present the Judgment to the Court for signature and entry without further notice.

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16. Dragon agrees that this Court shall retain jurisdiction over this matter for the purpose of enforcing the terms of the Judgment.

Dated: 5/27/10	/s/ Elizabeth A. Dragon
Elizabeth A. Dragon

On May 27, 2010, Elizabeth A Dragon, a person known to me, personally appeared before me and acknowledged executing the foregoing Consent.

/s/ Allison Ferguson
Notary Public

Commission expires: 3/25/2011

Approved as to form:
/s/ Roman E. Darmer
Roman E. Darmer Howrey LLP Park Plaza, Suite 1700 Irvine, CA 92614 (949) 759-3950 Attorney for Defendant

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EXHIBIT 99.3

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF CALIFORNIA

UNITED STATES OF AMERICA,	)	Case No. 10 - CR - 02107 - WQH
Plaintiff,	) )
	)	I N F O R M A T I O N
v.	)
ELIZABETH A. DRAGON, Defendant.	) ) ) ) )	Title 18, United States Code, Section 1349 - Conspiracy to Commit Securities Fraud.
)

The United States Attorney charges:

COUNT 1

(Conspiracy to Commit Securities Fraud – 18 U.S.C. § 1349)

At all times material to this Information:

1. Sequenom, Inc. (“Sequenom”) was a biotechnology company headquartered in San Diego, California, with shares of common stock registered with the United States Securities and Exchange Commission (“SEC”) and publicly traded under the ticker symbol “SQNM” on The NASDAQ Global Market. Sequenom publicized its performance through a variety of means, including press releases, conference calls, meetings with investors and securities analysts, scientific conferences, and filings with the SEC.

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2. Defendant ELIZABETH A. DRAGON was Sequenom’s Senior Vice President for Research and Development from May 15, 2006, until September 28, 2009. As a Senior Vice President, DRAGON had responsibility over the Research and Development department at Sequenom in San Diego. In addition to supervising scientists and technicians in the Research and Development department, DRAGON also participated in the dissemination of information about Sequenom to the public, including to securities analysts, investors and others.

3. Sequenom’s business included the design and marketing of molecular diagnostic testing and genetic analyses for a variety of purposes, including biomedical research. Sequenom’s share price was impacted by whether its tests were determined to be reliable and accurate predictors for a large segment of the population. It was material to investors and analysts to know whether Sequenom’s evaluation of its technology was performed in “blinded” tests—that is, whether the scientists conducting the tests were “blind” to the actual outcomes—and whether the number of samples and detection rates were accurately reported. The more reliable and accurate its tests, and the greater the number of people who could be evaluated using its tests, the more likely Sequenom’s revenues would increase and its stock price would appreciate.

4. Beginning in or about 2008, Sequenom announced that it was developing an innovative genetic screening test to detect Down syndrome in a fetus using its proprietary “SEQureDx” technology (hereinafter “the Down syndrome test”). Sequenom described the reliability and accuracy of the Down syndrome test by reference to several measures, including its “specificity” and “sensitivity.” Specificity, which is expressed as a percentage, reflected the ability of the test to avoid falsely detecting the defect in a normal unborn child. If a test resulted in no “false positive” calls (i.e., an incorrect call of Down syndrome, when in fact the fetus did not have the disorder), then its specificity would be 100%. Sensitivity, which is also expressed as a percentage, reflected the ability of the test to accurately detect Down syndrome in an unborn child with the defect. If a test resulted in no “false negative” calls (i.e., an incorrect call of no Down syndrome, when in fact the fetus did have the disorder), then its sensitivity would be 100%.

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5. Sequenom claimed that the Down syndrome test was superior to the currently available Down syndrome screening methods, and could lead to a reduction in the number of women required to undergo invasive diagnostic procedures (such as amniocentesis and chorionic villus sampling). Further, by September 2008, Sequenom claimed that the Down syndrome test had the ability to accurately detect a positive Down syndrome sample as early as the first trimester of pregnancy. In response to these and similar positive public statements about the Down syndrome test, Sequenom’s stock price rose from below $8 per share on June 3, 2008, to just over $25 per share on January 21, 2009.

6. On April 29, 2009, Sequenom issued a press release announcing a substantial delay in the further testing and commercial release of the Down syndrome test. The company contended that “employee mishandling of R&D test data and results” rendered the previously-released results unreliable, and announced an internal investigation. On April 30, 2009, Sequenom’s stock price declined from the previous day’s close of $14.91 per share to less than $4 per share, reducing its market capitalization by approximately $700 million.

Conspiracy to Commit Securities Fraud

7. Beginning in or about 2008, and continuing until April 2009, within the Southern District of California and elsewhere, defendant ELIZABETH A. DRAGON knowingly and wilfully conspired and agreed with others known and unknown to commit an offense—that is, Securities Fraud, by knowingly executing and attempting to execute a scheme and artifice to defraud in connection with a publicly traded security, in violation of Title 18, United States Code, Section 1348.

Purpose of the Conspiracy

8. The purpose of the conspiracy was to inflate and sustain the price of Sequenom stock through the use of false and fraudulent public statements concerning the accuracy and reliability of the Down syndrome test under development. The false public statements disseminated by DRAGON and her co-conspirators included (1) false claims that Sequenom’s tests were blinded; (2) false claims about the number of samples that were tested; (3) false claims about the actual “no-call” rates experienced during the tests; and (4) false claims about the sensitivity and specificity percentages associated with the test results.

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Manner and Means of the Conspiracy

9. It was part of the conspiracy that DRAGON and others would notify scientists evaluating the Down syndrome test of the true outcomes associated with the samples, thereby breaking the blind and rendering the testing less reliable.

10. It was further part of the conspiracy that DRAGON and others would disclose to scientists that their initial test results contained false positives and false negatives, and thereby cause the scientists to alter the test results to conform to the true outcomes.

11. It was further part of the conspiracy that DRAGON and others would direct scientists to change their initial test results, so that the final results would match the samples’ true outcomes.

12. It was further part of the conspiracy that DRAGON and others would alter test data to falsely inflate the number of samples that had been tested, and falsely decrease the percentage of samples that could not be accurately evaluated using the Down syndrome test.

13. It was further part of the conspiracy that DRAGON and others would cause Sequenom to issue public statements and press releases from the company’s headquarters in San Diego, California, falsely claiming that in “blinded” studies the Down syndrome test had demonstrated 100% sensitivity and 100% specificity, falsely claiming that this testing had involved hundreds of samples, and falsely claiming that only a small percentage of samples could not be interpreted using the Down syndrome test.

14. It was further part of the conspiracy that DRAGON and others would repeat these same false and misleading statements at scientific conferences, investor meetings, and briefings with securities analysts in Vancouver, New York, and San Diego.

All in violation of Title 18, United States Code, Section 1349.

DATED: May 27, 2010.

KAREN P. HEWITT United States Attorney

/s/ ERIC J. BESTE
ERIC J. BESTE
Assistant U.S. Attorney

/s/ STEVEN E. STONE
STEVEN E. STONE
Assistant U.S. Attorney

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EXHIBIT 99.4

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF CALIFORNIA

UNITED STATES OF AMERICA,	)	Criminal No. 10-CR-02107-WQH
	)	CONSENT TO RULE 11 PLEA IN A FELONY CASE BEFORE UNITED STATES MAGISTRATE JUDGE
Plaintiff,	)
)
v.	)
)
ELIZABETH A. DRAGON	)
)
Defendant.	)
)

I have been advised by my attorney and by the United States Magistrate Judge of my right to enter my plea in this case before a United States District Judge. I hereby declare my intention to enter a plea of guilty in the above case, and I request and consent to have my plea taken by a United States Magistrate Judge pursuant to Rule 11 of the Federal Rules of Criminal Procedure.

I understand that if my plea of guilty is taken by the United States Magistrate Judge, and the Magistrate Judge recommends that the plea be accepted, the assigned United States District Judge will then decide whether to accept or reject any plea agreement I may have with the United States and will adjudicate guilt and impose sentence.

I further understand that any objections to the Magistrate

Judge’s findings and recommendation must be filed within 14 days of the entry of my guilty plea.

Dated: 6/2/10	/s/ Elizabeth A. Dragon
Defendant

Dated: 6/2/10	/s/ Roman E. Darmer
Attorney for Defendant

The United States Attorney consents to have the plea in this case taken by a United States Magistrate Judge pursuant to Criminal Local Rule 11.1.

Dated: 6/2/10	/s/ Steven E. Stone
Assistant United States Attorney

EXHIBIT 99.5

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF CALIFORNIA

UNITED STATES OF AMERICA,	)	Criminal No. 10CR2107-WQH
)
Plaintiff,	)	FINDINGS AND RECOMMENDATION OF
	)	THE MAGISTRATE JUDGE UPON A
v.	)	PLEA OF GUILTY
)
ELIZABETH A. DRAGON(1),	)
)
Defendant.	)
)

Upon Defendant’s request to enter a plea of Guilty pursuant to Rule 11 of the Federal Rules of Criminal Procedure, this matter was referred to the Magistrate Judge by the District Judge, with the written consents of the Defendant, counsel for the Defendant, and counsel for the United States.

Thereafter, the matter came on for a hearing on Defendant’s plea of guilty, in full compliance with Rule 11, Federal Rules of Criminal Procedure, before the Magistrate Judge, in open court and on the record.

In consideration of that hearing and the allocution made by the Defendant under oath on the record and in the presence of counsel, and the remarks of the Assistant United States Attorney,

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10CR2107-WQH

I make the following FINDINGS - that the Defendant understands:

1.	the right to persist in a plea of “not guilty”;

2.	the right to a speedy and public trial;

3.	the right to be tried by a jury, or the ability to waive that right and have a judge try the case without a jury;

4.	the right to the assistance of counsel at trial;

5.	that, at trial, there would be the right to confront and cross-examine the witnesses against the Defendant;

6.	that, at trial, there is the right to present a defense, and the right to have witnesses subpoenaed to testify on the Defendant’s behalf;

7.	that, at trial, the Defendant would have the right against compelled self-incrimination;

8.	the nature of the charge filed in this case;

9.	the maximum possible sentence that could be imposed (including imprisonment, fine, term of supervised release, and mandatory special assessment), the effect of a supervised release term, and that the sentencing guidelines are only advisory so that the Court may sentence Defendant up to the statutory maximum;

10.	the terms of the plea agreement;

I further find that:

11.	that Defendant’s plea of guilty is made knowingly and voluntarily;

12.	the Defendant is competent to enter a plea; and

13.	there is a factual basis for Defendant’s plea.

10CR2107-WQH

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I therefore RECOMMEND that the District Judge accept the Defendant’s plea of guilty.

The sentencing hearing will be before United States District Judge WILLIAM Q. HAYES, on 8/30/2010, at 9:00AM ..

Objections to these Findings and Recommendations are waived by the parties if not made within 14 days of the hearing.

Dated: 6/2/2010	/s/ BARBARA L. MAJOR
BARBARA L. MAJOR U.S. Magistrate Judge

Copies to:

Hon. WILLIAM Q. HAYES

U.S. District Judge

Assistant United States Attorney

ROMAN E. DARMER

Counsel for Defendant

10CR2107-WQH

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